[Amendment No. 14]

                                                              EXHIBIT 99.04


     CBS Inc.                                  Contact:  George Schweitzer
     51 West 52 Street                                   (212) 975-8635
     New York, New York  10019
     (212) 975-4321                                      Ann Morfogen
                                                         (212) 975-8088

                                                         December 12, 1990


                  CBS ANNOUNCES $2 BILLION CASH TENDER OFFER FOR
               ITS COMMON STOCK AT A PRICE OF $190 PER COMMON SHARE


          CBS announced today an offer to purchase up to 10,526,000 shares of the Company's Common Stock for cash at a price of $190 per common share. This represents an aggregate share repurchase of $2 billion. The tender offer is expected to commence in the next several days and will be scheduled to expire on January 21, 1991.

          If fully subscribed, the relative percentage of CBS Common Stock owned by the Loews Corporation, the Paley Estate and other shareholders would not change as a result of the tender. The Loews Corporation and the Estate of William S. Paley have advised the Company of their intention to tender all of the shares under their control. The Loews Corporation owns approximately 5.8 million shares of CBS Common Stock, while the Paley Estate controls approximately 1.3 million shares of CBS Common Stock.

          Commenting on the Offer to Purchase CBS President and Chief Executive Officer Laurence A. Tisch said, "The CBS Board of Directors has concluded that a repurchase of CBS Common Stock is the best use for a substantial portion of its cash and marketable securities. This offer will provide CBS shareholders with the opportunity to receive a premium over recent market prices of CBS shares for a significant portion of their shares while retaining a substantial equity investment in the Company."

          "At the conclusion of the transaction CBS will continue to hold cash and marketable securities of approximately $800,000,000. It will remain fully capable of funding its current operations and continue to be flexible with respect to the acquisition of additional broadcast properties when suitable opportunities arise."




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                         Further Background and Information
                         ----------------------------------

     1. With respect to the Estate of William S. Paley, CBS said that representatives of the estate had initiated discussions with the Company regarding the estate's desire to sell shares to fund estate tax obligations, and, as noted above, the estate has informed CBS it intends to tender all shares that they control.

          The estate of Mr. Paley, which has a pre-existing option to require the Company to purchase 374,247 shares at $150 per share, has agreed that it will relinquish such option if shares are sold pursuant to or during the offer.

     2. During the first quarter of 1991, following consummation of the Offer, the Company's Board of Directors will consider the Company's dividend policy in light of the Company's capitalization, its anticipated results from operations and its requirements for working capital and other cash needs. In light of the repurchase of shares and the outlook for 1991, the Board of Directors expects to reduce the Common Stock quarterly dividend rate below the current level of $1.10 per share.

     3. In connection with the tender offer, the Company also released a discussion of recent developments relating to the Company which is Attachment A hereto. That discussion included additional financial information regarding its anticipated operating results for the fourth quarter of 1990 and for the year 1991, including disclosure of the Company's 1990 after-tax operating loss of $55 million from its coverage of Major League Baseball, and of a further after-tax provision of $115 million for anticipated losses over the remaining term of the Major League Baseball contract.

     4. The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain conditions including that the Loews Corporation tenders all its shares. If more than 10,526,000 shares are properly tendered and not withdrawn, shares tendered other than by qualifying odd-lot owners beneficially owning less than 25 shares will be subject to proration.

     5. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Monday, January 21, 1991, unless the Offer is extended.

     6. CBS anticipates using cash and marketable securities currently held in the Company's portfolio to finance the transaction.

     7. Salomon Brothers Inc is acting as financial advisor to the Company in connection with the Offer.





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                     Attachment A to CBS Tender Announcement
                     ---------------------------------------

     Discussion of Recent Developments
     ---------------------------------

     The Company expects to report a loss from continuing operations in the fourth quarter of 1990 compared with earnings of $60.1 million or $2.33 per share in the comparable period in 1989. The fourth quarter 1990 results include a loss for coverage of Major League Baseball of approximately $55 million after-tax. Currently, the Company anticipates incurring additional losses in covering Major League Baseball in the remaining three years of its contract. Therefore, the Company will reduce its fourth quarter results by $115 million after-tax to adjust the Major League Baseball contract to its estimated current net realizable value over the remaining life.

     The predicted operating loss in the fourth quarter of 1990 is primarily due to losses that will be sustained by the CBS Television Network. CBS's fourth quarter loss is attributable to the following factors: (i) the $55 million after-tax loss relating to the coverage of Major League Baseball as well as the after-tax provision of $115 million for future losses; (ii) generally lower than anticipated demand for Television Network advertising as a result of the downturn in the national economy; (iii) increased costs sustained by the News Division primarily due to coverage of the current Middle East crisis, and (iv) reduced demand for television station and radio advertising.

     In 1988, the Company sold its Records Group to Sony Corporation. The estimated proceeds of this sale were subject to adjustment pursuant to net asset audit and contractual procedures. During the fourth quarter certain items were resolved in arbitration. While the exact amount of the adjustment remains to be determined, the Company anticipates that it may report an additional gain on disposal of discontinued operations in 1990.

     For 1991, CBS's earnings from continuing operations are currently expected to increase in comparison to the prior year, due to the absence in 1991 of the losses relating to Major League Baseball as described above. Absent the provision for losses in 1990 related to the Major League Baseball contract, CBS's earnings from continuing operations in 1991, would, as reported on November 19, 1990, decline from those of the prior year as the consequence of both the worsening economic climate for advertising and rising costs for entertainment programming and sports rights fees (other than baseball) for continuing contracts. Moreover, the first six months of 1990 included the profitable coverage of the NFL Super Bowl and NBA playoffs and championship. CBS will not present these sporting events in 1991, resulting in unfavorable earnings comparison to 1990. The CBS Television Network is currently expected to show an operating loss in 1991.

     Based on CBS's current budget for 1991 net income, the Company expects



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     that the repurchase of shares upon completion of the Offer will have a dilutive impact on the calculation of earnings per share. This results from the loss of investment income from the $2 billion being used to consummate the Offer which, together with the reduced earnings for the Company, will outweigh the effect of having fewer outstanding shares in 1991 following the Offer.

     The Company is attempting to mitigate the projected losses at the Television Network, in both the fourth quarter of 1990 and fiscal 1991, by wherever possible reducing its operating costs and enhancing productivity. In this regard, the Company has been implementing reductions in personnel levels, both by attrition and otherwise, and, effective January 1, 1991, will implement a previously announced reduction in the amount of annual compensation the Company pays its affiliated stations. In addition to these actions, the Company is committed to providing the viewing public with the most appealing television programming possible in order to improve its national ratings and thereby generate increased advertising sales. Furthermore, the Company is continuing to seek regulatory relief from laws and regulations restricting its operations. In today's marketplace, these laws and regulations hinder the Company's ability to compete both with cable television and with the major Hollywood studios, of which a majority (4 of 7) are now, or shortly will be, foreign owned. There can be no assurances that (i) the Company's anticipated future losses from network operations will not exceed current expectations, (ii) the Company will be successful in its attempts to reduce its costs or improve its productivity, or (iii) the Company will obtain meaningful regulatory relief.




















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